EXHIBIT 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Years Ended December 31,
	2016		2015		2014	2013	2012
Income (loss) from continuing operations before income taxes	$(493,115)		(3,282,262)		1,252,270	1,472,687	1,368,010
Distributions greater than equity in earnings of affiliates	6,034		4,104		4,962	5,204	6,648
Previously capitalized interest charged to earnings during period	14,444		27,201		19,760	16,896	18,061
Interest and expense on indebtedness, excluding capitalized interest	148,170		117,375		115,819	71,900	14,932
Interest portion of rentals(1)	22,003		26,932		46,528	44,478	42,103
Earnings (loss) before provision for taxes and fixed charges	$(302,464)		(3,106,650)		1,439,339	1,611,165	1,449,754
Interest and expense on indebtedness, excluding capitalized interest	148,170		117,375		115,819	71,900	14,932
Capitalized interest	4,322		7,290		20,605	52,523	39,173
Interest portion of rentals(1)	22,003		26,932		46,528	44,478	42,103
Total fixed charges	$174,495		151,597		182,952	168,901	96,208
Ratio of earnings to fixed charges	–	(2)	–	(2)	7.9	9.5	15.1

(1)Calculated as one-third of rentals.  Considered a reasonable approximation of interest factor.

(2)Earnings for the years ended December 31, 2016 and 2015 were inadequate to cover fixed charges by $476,959 and $3,258,247, respectively.

Ex. 12-1